Exhibit 1.02

Lorillard, Inc.

Conflict Minerals Report for 2013

June 2, 2014

I.	Introduction.

Lorillard, Inc. (“Lorillard” or the “Company”) is the parent of LOEC, Inc., doing business as blu eCigs (“LOEC” or “blu,” and together with the Company, “we” or “us”), which sells electronic cigarettes and related electronic devices under the “blu” brand. This Conflict Minerals Report (the “Report”) is filed pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of such products. The specified minerals, which we collectively refer to in this Report as the “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, LOEC has determined that it contracts to manufacture electronic cigarettes and related electronic devices included in the Covered Products (as defined below), which components contain tin, tantalum, tungsten and/or gold (“3TG metals”) that are necessary to the functionality or production of such products. As such, Lorillard and LOEC have implemented policies, procedures and a due diligence process to determine whether LOEC has sourced any of the 3TG metals contained in the Covered Products from the Covered Countries. LOEC is far removed from the sources of ores from which the 3TG metals contained in the Covered Products are produced and the smelters and refiners that process those ores. The efforts undertaken to identify the countries of origin for the conflict minerals reflect both (i) LOEC’s position in the supply chain and its particular circumstances, and (ii) the limited amount of information globally on the traceability and sourcing of these ores at this time, which is a situation not unique to LOEC.

The efforts were undertaken on the products sourced directly by, and manufactured for, LOEC in 2013. LOEC does not directly manufacture products, but contracts to manufacture electronic cigarettes and related electronic devices containing 3TG metals with its Asian-based suppliers. LOEC’s direct suppliers were asked to provide answers to the Supply Chain Compliance Questionnaire (the “Questionnaire”) adapted from the Electronic Industry Citizenship Coalition/Conflict Free Sourcing Initiative (“EICC/CFSI”) Common Reporting Template to reflect LOEC’s position on the supply chain. The EICC/CFSI Common Reporting Template is generally regarded as the most widely-used reporting tool for conflict minerals content and sourcing information and was developed by several of the world’s leading consumer electronics companies. The Questionnaires received from LOEC’s suppliers were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed in follow up communications. As such, we believe our process was reasonably designed and performed in good faith.

II.	Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which conflict minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by LOEC; and (iii) for which the manufacture was completed during calendar year 2013. Such products (the “Covered Products”) are blu branded electronic cigarettes and premium packs. Although we requested smelter/refiner identification from our suppliers and have conducted follow up with them throughout our process, our suppliers have only identified one smelter within their own supply chains. This smelter was validated as conflict free by CFSI. LOEC does not have information on any additional facilities that process 3TG metals used by its suppliers.

III.	Design of Due Diligence Measures

Lorillard and LOEC conducted a good faith reasonable country of origin inquiry regarding the 3TG metals contained in the Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of such 3TG metals originated in the Covered Countries and whether any of such 3TG metals may be from recycled or scrap sources. Lorillard and LOEC also exercised due diligence on the source and chain of custody of such 3TG metals. Lorillard and LOEC designed the conflict minerals program based on, and in conformity with, the five step framework established by the Organisation for Economic Co-operation and Development (“OECD”) in its “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2011),” which is available at http://dx.doi.org/10.1787/9789264111110-en, including the related supplements on tin, tantalum, tungsten and gold (together, the “OECD Guidance”). The OECD Guidance framework includes: (1) establishing strong company management systems, (2) identifying and assessing risks in the supply chain, (3) designing and implementing a strategy to respond to identified risks, (4) carrying out independent third-party audits of smelters’ and refiners’ due diligence efforts and (5) reporting annually on supply chain due diligence.

LOEC implemented appropriate elements of the OECD Guidance relating to steps 1, 2 and 5, which relate to the Securities and Exchange Commission regulatory steps that precede and follow the specific due diligence boundaries. Therefore, the design of our due diligence process conforms to steps 3 and 4 of the OECD Guidance as we determined them to be applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters and refiners. In determining conformance with steps 3 and 4, we considered OECD’s “Final downstream report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten (January 2013),” available at http://www.oecd.org/industry/inv/mne/DDguidanceTTTpilotJan2013.pdf, to be an authoritative interpretation and clarification on the framework itself as that report originates from the OECD, which developed the original framework.

IV.	Due Diligence Measures Performed by Lorillard and LOEC

LOEC is far removed from the sources of ores from which the 3TG metals contained in the Covered Products are produced and the smelters and refiners that process those ores. LOEC does not purchase 3TG metals directly from mines, smelters or refiners. LOEC must therefore rely on its suppliers to provide information regarding the origin of 3TG metals contained in the Covered Products. Moreover, LOEC believes that the smelters and refiners of the 3TG metals contained in the Covered Products are best situated to identify the sources of such 3TG metals, and therefore has taken steps to identify the applicable smelters and refiners of such 3TG metals in its supply chain.

The following are the due diligence measures performed by Lorillard and LOEC for 2013:

•	Adopted and communicated our Conflict Minerals Policy (the “Policy”), which incorporates the standards set forth in the OECD Guidance, available at http://www.lorillard.com/wp-content/uploads/2014/05/Lorillard-Inc.-Conflict-Minerals-Policy-Final.pdf, as well as our compliance expectations and grievance mechanism, to LOEC’s direct suppliers. As part of the Policy, suppliers and other interested parties are encouraged to use the Lorillard Business Conduct Hotline and website to report any concerns or violations of the Policy. LOEC’s suppliers committed to support the Policy on preventing the purchase of 3TG metals from sources which directly or indirectly finance or benefit armed groups in the Covered Countries, provided declarations and certifications of non-Covered Country sources and supplier purchasing policies prohibiting procurement of materials from conflict areas in the Covered Countries.

•	Conducted on-site awareness sessions with all of LOEC direct suppliers of electronic components containing 3TG metals concerning the commitments and requirements expected of them, supported by email and phone dialogues subsequent to the in-person visits to their facilities.

•	LOEC’s three current direct suppliers that supply electronic components containing 3TG metals have committed in writing to assist with these inquiries and new suppliers will be reviewed for 3TG metals conformance during their initial business reviews.

•	Reported to senior management and Lorillard’s Board of Directors on direct suppliers’ responses to our conflict minerals Questionnaire and follow up inquiries. We will continue to monitor, track and report on progress of direct suppliers to senior management and the Board of Directors.

•	Made further inquiries to our direct suppliers with the goal of improving our understanding of each supplier’s 3TG metals supply chain. If we become aware of a supplier whose due diligence process needs improvement, we intend to continue the trade relationship and we will work with that supplier to improve its processes and performance, including through additional training, subject to possible termination of the relationship if improvements are not forthcoming. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

V.	Steps to Improve Due Diligence

We will continue to take steps to enhance our due diligence measures and to further mitigate the risk that the necessary 3TG metals contained in the Covered Products finance or benefit armed groups in the Covered Countries. For example, we will continue to engage with suppliers to obtain current, accurate and complete information about the supply chain. In addition, we will continue to communicate our Policy, grievance mechanism, compliance expectations and information requirements to LOEC’s direct suppliers and move down the supply chain to their suppliers and encourage such suppliers to implement responsible sourcing. We intend to integrate 3TG metals information verification as part of our existing supplier engagement and review process. We will continue to monitor changes in our supply chain and other circumstances that may impact the facts. We support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing through our Policy and will pursue procurement practices that encourage suppliers to purchase conflict minerals from audited smelters and refiners. Over time, we anticipate that the amount of information available globally on the traceability and sourcing of conflict minerals will increase and improve visibility throughout the supply chain.

VI.	Independent Private Sector Audit

Pursuant to the Rule, an independent private sector audit is not required for this Report.